EXHIBIT 99.1

PyroGenesis Signs Breakthrough Contract for First Commercial By-The-Tonne Order for Titanium Metal Powder for 3D Printing

Initial 5-Tonne Order Includes Conditional Agreement for 6 Additional Tonnes; Down Payment Received, May 30, 2023 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a TSX30® and a Deloitte Canada Clean Technology Fast 50™ high-tech company (the “Company” or “PyroGenesis”) that designs, develops, manufactures and commercializes advanced plasma processes, high quality plasma atomized metal powder for 3D printing, and sustainable solutions which are geared to reduce greenhouse gases (GHG), is pleased to announce that the Company has received a signed order for five (5) metric tonnes, or 5,000 kg, of its plasma atomized titanium metal powders for 3D printing. In addition, a down payment has been received.

“This order for 5,000 kg is the first “By-The-Tonne” commercial order received by the Company for its atomized powder titanium metal powders produced using the Company’s NexGen™ plasma atomization system,” said Massimo Dattilo, VP, PyroGenesis Additive. “This represents our full entrance into the titanium metal powders marketplace.”

The client (whose name is being withheld at its request) is an advanced materials company in the United States. For clarity, this client is unrelated to the global aerospace OEM client for which the Company continues the qualification process to become an approved supplier.

Additionally, this new client has placed a provisional order for a further six tonnes (or 6,000 kilograms), contingent upon the client determining, at its discretion, the appropriate demand for additional powders.

“With a goal to produce the highest quality metal powders in the additive manufacturing industry, PyroGenesis Additive has taken a cautious, methodical approach towards commercialization of its powders as we designed, then readied, our new NexGen™ plasma atomization process,” continued Mr. Dattilo. “As mentioned in our previous releases, we started with sample batches for key customers measured in dozens of grams, then progressed to small commercial orders of 100kg each, with the stated goal to then move up to commercial production and sales “By-The-Tonne”. This has now been achieved with this multi tonne order.”

This order will be completed at PyroGenesis’ state-of-the-art production facility in Montreal, Quebec, Canada. The majority of the initial 5 tonne of titanium metal powder order will be shipped during the second quarter of 2023, with the balance of the order set for completion before the end of the third quarter 2023.

The Company’s development of high-quality titanium metal powders is part of the Company’s three-tiered solution ecosystem that aligns with economic drivers that are key to global heavy industry. Metal powders is part of the Company’s Commodity Security & Optimization tier, where the recovery of viable metals, and the optimization of production to increase output, helps to maximize raw materials and improve the availability of critical minerals. Titanium has been identified as a critical mineral by the Canadian government.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a proud leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG) and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

Cautionary and Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable securities laws. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management’s current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the risk factors identified under “Risk Factors” in the Company’s latest annual information form, and in other periodic filings that the Company has made and may make in the future with the securities commissions or similar regulatory authorities, all of which are available under the Company’s profile on SEDAR at www.sedar.com, or at www.sec.gov. These factors are not intended to represent a complete list of the factors that could affect the Company. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, except as required by applicable securities laws.

Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

For further information please contact:
Rodayna Kafal, Vice President, IR/Comms. and Strategic BD
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

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